SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing theinformation to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	JLR INVESTOR PRESENTATION FOR THE THREE AND TWELVE MONTHS ENDED 31 MARCH 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: May 23, 2017

JAGUAR
LAND
ROVER
JAGUAR LAND ROVER
RESULTS FOR THE YEAR AND QUARTER ENDED 31 MARCH 2017
23rd MAY 2017

JAGUAR
LAND ROVER
DISCLAIMER
Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover Automotive plc and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors.
- Q4 FY17 represents the 3 month period from 1 January 2017 to 31 March 2017
- Q4 FY16 represents the 3 month period from 1 January 2016 to 31 March 2016
- FY17 represents the 12 month period from 1 April 2016 to 31 March 2017
- FY16 represents the 12 month period from 1 April 2015 to 31 March 2016
Consolidated results of Jaguar Land Rover Automotive plc and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU.
Retail volume data includes and wholesale volume excludes sales from the Company’s unconsolidated Chinese joint venture (“CJLR”).
EBITDA defined to include the revaluation of current assets and liabilities and realised FX and commodity hedges but excludes the revaluation of foreign currency debt, unrealised FX and commodity hedges, as well as exceptional items
EBIT defined to include the revaluation of current assets and liabilities and realised FX and commodity hedges as well as profits from CJLR but excludes the revaluation of foreign currency debt, unrealised FX and commodity hedges, and exceptional items
Certain analysis undertaken and represented in this document may constitute an estimate from the Company and may differ from the actual underlying results

JAGUAR
LAND ROVER

JAGUAR
LAND ROVER
AGENDA
Financial performance for the quarter and the year 5
JLR Strategy 12
Other developments 20
Looking ahead 21
Closing Q&A
Company participants
Dr. Ralf Speth, CEO, Jaguar Land Rover
C. Ramakrishnan, Group CFO, Tata Motors
Bennett Birgbauer, Treasurer, Jaguar Land Rover

RECORD RETAIL SALES
FY17 604K UNITS, UP 16% AND Q4 180K UNITS, UP 13%
JAGUAR
LAND ROVER
LUXURY SPORTS LIFESTYLE LUXURY – RANGE ROVER LEISURE - DISCOVERY DUAL PURPOSE - DEFENDER
XJ F-TYPE F-PACE RANGE ROVER ALL NEW DISCOVERY LAND ROVER DEFENDER*
XF F-TYPE CONVERTIBLE RANGE ROVER SPORT DISCOVERY
XE RANGE ROVER EVOQUE DISCOVERY SPORT
Auto Express JAGUAR XF WINNER JAGUAR F-PACE WINNER JAGUAR F-PACE WINNER WHAT CAR? RANGE ROVER WHAT CAR? LAND ROVER AUTOCAR RANGE ROVER SPORT SVR
GOLDEN STEERING WORLD CAR AWARDS WORLD CAR AWARDS CAR OF THE YEAR 2016 BEST LUXURY BUY CAR OF THE YEAR 2016 Best large SUV DISCOVERY SPORT AUTOCAR AWARDS 2016 AUTOCAR STAR AWARD
WHEEL AWARD 2017 WORLD CAR 2017 WORLD CAR
2016 BEST SALOON CAR OF THE YEAR DESIGN OF THE YEAR
Rover
* Discontinued. – Replacement in development.

KEY FINANCIAL METRICS
STRONG QUARTER TO CLOSE THE YEAR
JAGUAR
LAND ROVER
£ millions
Revenue EBITDA PBT
7,268
6,601 1,057 676
903 577
Q4 13.7% 14.5% 8.7% 9.0%
EBIT EBIT
Q4 FY16 Q4 FY17 Q4 FY16 Q4 FY17 Q4 FY16 Q4 FY17
3,147
22,286 24,339 2,955 1,557 1,610
14.1% 12.1% 8.0% 6.0%
EBIT EBIT
Full year
FY16 FY17 FY16 FY17 FY16 FY17
Revenue now includes qualifying realised FX hedges

JAGUAR
LAND ROVER
RECORD FY17 RETAIL SALES 604,009 UP 16%
ALL REGIONS UP EXCEPT OVERSEAS
Units in ‘000
North
America UK Europe China Overseas
+24% +16% +13% +32% (6)%
141
124 125 125
89
20% 21% 23% 21% 15%

YEAR ON YEAR PBT
FAVOURABLE VOLUME/MIX OFFSET BY NET PRICING
JAGUAR
LAND ROVER
£ millions
456 (376)
(107) 308 1,610
1,557 (238)
10
Market Equation
FY17 £ 151m
FY16 £ (157)m
PBT FY16 Volume, mix Net Material & D&A Exchange & Tianjin PBT FY17
& market pricing operating costs commodities exceptional
EBIT Margin:
8.0% 1.3% (1.5)% (0.3)% (1.0)% (0.5)% N/A 6.0%
For analytical purposes only

CHINA JOINT VENTURE
INCREASED SALES AND PROFITS
JAGUAR
LAND ROVER
Units in 000’s £ millions
Full year retail volumes JLR share of profit
151
65
32 64
FY16 FY17 FY16 FY17

FULL YEAR CASH FLOW
POSITIVE FREE CASH FLOW AFTER INVESTMENT
JAGUAR
LAND ROVER
£ millions
1,855 (199)
3,266 (3,438)
1,610
467 295
PBT D&A and Tax Cash profit Investment Working Free
FY17 non-cash after tax capital & cash flow
accruals

FINANCING STRUCTURE
STRONG LIQUIDITY: £5.5B CASH & £1.9B UNDRAWN RCF
JAGUAR
LAND ROVER
£ millions
Total cash Bond maturity profile
5,487
4,651
3,581
3,423
801
562 401 401 300 400 558
FY16 FY17 CY18 CY19 CY20 CY21 CY22 CY23 CY24 Total
Debt
New Bonds Other debt: Discounted receivables, finance leases and deferred fees (158)

JLR STRATEGY
BLUEPRINT FOR LASTING SUCCESS
JAGUAR
LAND ROVER
What We Do To Excel
JAGUAR Experiences LAND ROVER
people love,
for life
More Great Customer Environmental
Products First Innovation
Engaged
Global Transformed Business Passionate
Growth Cost Structure Excellence People
Integrity, Pioneering, Excellence, Unity and Responsibility
Our most valuable asset is our people, nothing is more important than their safety and wellbeing
What We Need To Do To Be Profitable
Strong
global
brands
Maintain strong Substantial
liquidity investment
Exciting
Profitable new
volume growth products &
services
Provide
experiences
people love
for life

JLR STRATEGY
EXTERNAL ENVIRONMENT & JLR PROFITABILITY TARGET
JAGUAR
LAND ROVER
Geopolitical and economic environment, including Brexit Electrification and emissions compliance Driver assistance, connectivity and mobility trends Market and competitive forces Investment required for growth
FY17 EBIT margin: 6.0% EBIT margin planning target (medium term):
8 - 10%
Growing premium segments & balanced market mix Investment in hybrid and BEV technology Investment in new technologies and services Exciting new products Cost efficiency management

JLR STRATEGY
EXCITING NEW PRODUCTS TO DRIVE FUTURE GROWTH
JAGUAR
LAND ROVER
Discovery (Feb 2017) Range Rover Velar (Summer 2017)
XF Sportbrake (Summer 2017) I-PACE Concept (2018)
First premium SUV BEV
Watch this space!

JAGUAR
LAND
ROVER
SPECIAL OPERATIONS
BESPOKE, HIGH SPEC & LIMITED EDITION VEHICLES
JAGUAR XKSS
RANGE ROVER REBORN
DISCOVERY PROJECT HERO
F-TYPE PROJECT 7
JAGUAR
LAND
ROVER
– CLASSIC –
SPECIAL VEHICLE
OPERATIONS
SV

JAGUAR
LAND ROVER
JLR STRATEGY
ELECTRIFICATION TO MEET CUSTOMER DEMAND AND REGULATIONS
Current
From 2018
More to follow...
Hybrids
Plug-in Hybrids
Battery Electric
VOGUE SE
HYBRID
PHEV

JAGUAR
LAND ROVER
JLR STRATEGY
DRIVER ASSISTANCE AND AUTOMATION TECHNOLOGIES
Presently
legally permitted
1234
Assisted Partial Increased High 5
Driving Automation Automation Automation Autonomous
System delivers longitudinal or lateral support – driver permanently in control
Adaptive Cruise Control
System delivers longitudinal and lateral support – driver permanently in control
Traffic Jam Assist
System performs all aspects of driving – driver will need to respond to request to intervene when required Traffic Jam Pilot
System performs all aspects of driving in a defined use case – driver will not be required to intervene Highway Chauffeur
Complete auto driving enabled - driver becomes a passenger
Self Driving Car
Driver Increasing degrees of automation Vehicle

JAGUAR
LAND ROVER
JLR STRATEGY
CONNECTED CARS AND INMOTION
Connected Cars
JLR have already deployed intelligent navigation and information systems, smartphone integration (including remote control of climate settings and security) and in-car Wi-Fi connectivity into various vehicles
JLR has recently announced a USD 15m investment in connected car technology firm, CloudCar
InMotion Ventures
InMotion was established to invest in new mobility services and technologies. Investments to date include:
GoKid – USD 1m seed investment ride sharing service for schools
Splt – ride sharing/car pooling platform for commuters
InMotion
gokid
CLOUDCAR

JAGUAR
LAND ROVER
JLR STRATEGY
GLOBAL MANUFACTURING FOOTPRINT
UK
Slovakia
Solihull
Nitra
Halewood
Castle Bromwich
Wolverhampton (EMC)
China
Changshu
Austria
Graz
Brazil
India
Itatiaia
Pune

JAGUAR
LAND ROVER
OTHER DEVELOPMENTS
Bond Issuance
JAGUAR
LAND ROVER
Jaguar Land Rover Automotive plc £300m 2.75% due 2021 €650m 2.20% due 2024
€650m 7 year bond and a £300m 4 year bond issued in January with coupons of 2.20% and 2.75% respectively
Consent transactions completed in March to align the terms of JLR’s 3 oldest bonds to its later bonds
Pensions
Agreement in April 2017 to changes in legacy defined benefit pension plans including moving the basis from final salary to career average
Accounted as a non-adjusting post balance sheet event which will be reported as a c. £400m gain in Q1 FY18
Dividend
£
Consistent with previous years, an interim dividend of £150m has been declared with the intention for it to be paid to Tata Motors in June 2017

LOOKING AHEAD
CONTINUING TO INVEST TO DRIVE PROFITABLE GROWTH
JLR’s strategy is to achieve sustainable profitable growth by investing proportionally more in new products, technology and manufacturing capacity. Consistent with this, FY18 investment spending is expected to be over £4b, including investment in the new Slovakia plant
Despite increased geo-political uncertainty (e.g Brexit in the UK), major markets including China, the US, Europe and the UK continue to see solid economic growth with only selected markets such as the Middle East, Russia and Brazil showing more fundamental weakness
JLR’s planning target is to achieve an 8-10% EBIT margin in the medium term, supported by the continued launch of new products and technologies to drive growth with greater operating leverage. However, JLR expects margin pressures seen in FY17 and historical seasonality of volume and profit by Quarter to continue in FY18
The ramp-up of exciting new products including Land Rover Discovery, the Range Rover Velar and other new models are expected to drive solid growth in FY18 and beyond
JAGUAR
LAND ROVER

Thank You

Dr. Ralf Speth

CEO, Jaguar Land Rover

C. Ramakrishnan

Group CFO, Tata Motors

Bennett Birgbauer

Treasurer, Jaguar Land Rover

Jaguar Land Rover Investor Relations

investor@jaguarlandrover.com

Tata Motors Investor Relations

Ir_tml@tatamotors.com

Jaguar Land Rover

Abbey Road, Whitley, Coventry
CV3 4LF

Jaguarlandrover.com

- 22 -

JAGUAR
LAND ROVER
ADDITIONAL SLIDES

KEY FINANCIAL METRICS
STRONG QUARTER TO CLOSE THE YEAR
JAGUAR
LAND ROVER

		Period ended 31 March 2017
(£ millions)	Quarter	vs prior year	Full year	vs prior year
Retail volumes (‘000 units)	179.5	20.7	604.0	82.4
Wholesale volumes (‘000 units)	158.9	9.0	534.7	25.4
Revenues	7,268	667	24,339	2,053
EBITDA	1,057	154	2,955	(192)
EBITDA %	14.5%	0.8 ppt	12.1%	(2.0 ppt)
EBIT	654	80	1,458	(335)
EBIT %	9.0%	0.3 ppt	6.0%	(2.0 ppt)
Profit before tax	676	99	1,610	53
Investment	1,036	294	3,438	303
Free cash flow (before financing)	804	(589)	295	(496)

JAGUAR
LAND ROVER
INCOME STATEMENT
STRONG QUARTER TO CLOSE THE YEAR

Period ended 31 March 2017 (£ millions) Quarter vs prior year Full year vs prior year
Revenues 7,268 667 24,339 2,053 Material and other cost of sales (4,507) (639) (15,071) (1,666)
Employee costs (652) (4) (2,490) (169)
Other (expense) /income(1) (1,406) 74 (5,249) (594)
Product development costs capitalised 354 56 1,426 184
EBITDA 1,057 154 2,955 (192)
Depreciation and amortisation (449) (71) (1,656) (238)
Share of profit / (Loss) from Joint Venture 46 (3) 159 95
EBIT 654 80 1,458 (335)
Undesignated debt/unrealised hedges MTM(2) 17 59 36 63
Net finance (expense) / income and other (11) 2 (35) 17
Profit before tax and exceptional item 660 141 1,459 (255)
Exceptional item 16 (42) 151 308
Profit before tax 676 99 1,610 53
Income tax expense (119) (14) (338) (93)
Profit after tax 557 85 1,272 (40)

1) Includes mark to market of current assets and liabilities and realised gains/losses on FX and commodity hedges not hedge accounted
2) Includes mark to market of unrealised FX options (time value) and commodity hedges and revaluation of foreign currency debt
The mark to market of realised gains/losses on matured, hedge accounted FX trades is now reported against ‘Revenue’ or ‘Material and other cost of sales’ in line with the respective underlying hedged item. For consistency, comparative periods have been restated for this change in presentation

JAGUAR
LAND ROVER
RECORD FY17 RETAIL SALES 604,009 UP 16%
LED BY F-PACE, XE AND DISCOVERY SPORT
Units in ‘000
Jaguar
36.5 45.5 34.2 37.2 11.7 11.5 0.0 68.0 11.8 10.8 0.2 0.0
XE XF* XJ F-PACE F-TYPE (Discontinued) (XK)
Land Rover
95.9 126.2 51.1 42.0 110.5 114.4 86.9 89.7 60.0 57.5 22.7 1.4
Discovery Sport* Discovery Range Rover Evoque* Range Rover Sport Range Rover Discontinued (Defender, Freelander)
Total JLR
521.6 604.0
94.4 172.8
427.1 431.2
FY16 FY17

JAGUAR
LAND ROVER
RECORD Q4 RETAIL SALES OF 179,509 UP 13%
ALL REGIONS UP EXCEPT OVERSEAS
Units in ‘000
North
America
UK
Europe
China
Overseas
+22%
+20%
+6%
+22%
(5)%
43
43
35
34
25
20% 24% 24% 19% 14%
Volumes include sales from Chery Jaguar Land Rover – Q4 FY17 18,097 units

JAGUAR
LAND ROVER
RECORD Q4 RETAIL SALES OF 179,509 UP 13%
F-PACE, RANGE ROVER AND DISCOVERY SPORT
Units in ‘000
Jaguar
12.8 14.2 11.0 11.6 3.0 3.1 0.0 22.0 3.1 3.1
XE XF* XJ F-PACE F-TYPE
Land Rover
34.3 38.0 15.8 8.4 33.0 34.9 24.2 26.2 16.2 17.9 5.5 0.2
Discovery Sport* Discovery Range Rover Evoque* Range Rover Sport Range Rover Discontinued (Defender, Freelander)
Total JLR
158.8 29.9 129.0
Q4 FY16
179.5 54.0 125.5
Q4 FY17
* Total volumes includes sales from Chery Jaguar Land Rover – Q4 FY17 18,097 units; Q4 FY16 12,367

JAGUAR
LAND ROVER
FY17 WHOLESALES OF 534,746 UP 5%
NORTH AMERICA, UK AND EUROPE UP
Units in ‘000
North
America UK Europe China Overseas
+21% +4% +9% (4)% (12)%
143
132
115
86
59
25% 22% 27% 11% 16%
Volumes exclude sales from Chery Jaguar Land Rover – 12M FY17 66,060 units - 29 -

JAGUAR
LAND ROVER
FY17 WHOLESALES OF 534,746 UP 5%
MAINLY F-PACE, RUN-OUT OF DISCOVERY AND DEFENDER
Units in ‘000
Jaguar Land Rover Total JLR
39.2 46.7 36.2 25.6 12.2 10.1 1.7 76.1 12.6 10.9 0.1 0.0 89.8 86.0 53.7 37.6 91.7 97.4 90.3 87.5 60.1 56.3 21.6 0.6 509.3 534.7 102.1 169.3 407.2 365.5
XE XF* XJ F-PACE F-TYPE Discontinued (XK) Discovery Sport* Discovery Range Rover Evoque* Range Rover Sport Range Rover Discontinued (Defender, Freelander) 12M FY16 12 FY17
* Total volumes excludes sales from Chery Jaguar Land Rover – 12M FY17 66,060 units. 12M FY16 34,751

JAGUAR
LAND ROVER
Q4 WHOLESALES OF 158,876 UP 6%
UK, NORTH AMERICA AND EUROPE UP
Units in ‘000
North
America UK Europe China Overseas
+9% +10% +12% (5)% (5)%
46
40
34
24
16
21% 25% 29% 10% 15%
Volumes exclude sales from Chery Jaguar Land Rover – Q4 FY17 16,124 units - 31 -

JAGUAR
LAND ROVER
Q4 WHOLESALES OF 158,876 UP 6%
LED BY F-PACE, NEW DISCOVERY SALES STARTED
Units in ‘000
Jaguar Land Rover Total JLR
10.2 13.3 12.4 6.7 4.8 3.0 1.7 23.3 3.1 2.4 28.2 26.5 16.7 9.1 27.7 29.4 26.4 27.7 15.3 17.5 3.3 0.1 149.9 158.9 32.3 48.7 117.7 110.2
XE XF* XJ F-PACE F-TYPE Discovery Sport* Discovery Range Rover Evoque* Range Rover Sport Range Rover Discontinued (Defender, Freelander) Q4 FY16 Q4 FY17
* Total volumes excludes sales from Chery Jaguar Land Rover – Q4 FY17 16,124 units. Q4 FY16 12,532

JAGUAR
LAND ROVER
PRODUCT AND OTHER INVESTMENT
CAPITAL EXPENDITURE TO GROW THE BUSINESS
Period ended 31 March 2017
(millions) Quarter vs prior year Full year vs prior year
R&D expense
Capitalised 354 56 1,426 184
Expensed 99 (3) 368 50
Total R&D expense 453 53 1,794 234
Investment in tangible and other intangible assets 583 241 1,644 69
Total product and other investment 1,036 294 3,438 303
Capital investment as % of revenue 14.3% 3.1 ppt 14.1% -
Of which capitalised 937 297 3,070 253

JAGUAR
LAND ROVER
FX AND HEDGING
HEDGING LOSSES MORE THAN OFFSET BY OPERATIONAL GAINS
JLR has significant operational FX exposures, particularly USD and RMB revenue and net EUR cost with each of these currencies accounting for over 20% of sales but in the case of the Euro, this is more than offset by over 50% of JLR components being sourced from the eurozone
As these are structural exposures which cannot be quickly changed, JLR hedges in descending percentages over 5 years, historically up to 85% 1 year out decreasing to 10% 5 years out in order to mitigate currency volatility/risk whether unfavourable or favourable
In FY17 with Brexit, the pound moved to historically low levels, resulting in significant hedging losses, however, these have been offset by favourable operating exchange on the underlying exposures as shown below:
(millions) FY16 FY17 YoY
Operational exchange1 n/a n/a 982
Realised FX hedges and other (266)(1,246) (980)
Operating exchange net of realised hedges n/a n/a 2
Other FX and commodity revaluation (184)(177) 8
1) The operating exchange variance is calculated by flexing the year over year exchange rates on the FX exposures but as there is no revenue or cost contract rate the absolute amount of hedging losses and gains cannot be calculated as it can for hedge contracts.
Favourable operating exchange with growing volumes is generally expected to continue to offset hedging losses in FY18 and at 31 March exchange rates (e.g $1.246), hedging losses would be expected to start to reduce in Q4 FY18

FOREIGN EXCHANGE
IMPACT ON PROFITABILITY
JAGUAR LAND ROVER
Period ended 31 March 2017
(millions) Quarter vs prior year Full year vs prior year
Operational exchange n/a 323 n/a 982
Realised FX hedges and other (400) (326) (1,246) (980)
Revaluation of current assets and liabilities 18 108 (171) (67)
Total FX impacting EBITDA & EBIT n/a 105 n/a (65)
Revaluation of debt and unrealised FX hedges (59) 7 (112) (144)
Total FX impact on PBT n/a 113 n/a (209)
Realised commodities (incl. in EBITDA & EBIT) (4) 16 (42) 12
Unrealised commodities (excl. from EBITDA & EBIT) 76 52 148 207
Total FX & Commodities impact on PBT n/a 181 n/a 10
End of Period Exchange Rates Q-o-Q Q-o-Q Q-o-Q Q-o-Q
GBP:USD 1.246 1.4% 3.3% 1.246 1.4% 3.3%
GBP:EUR 1.166 0.2% 6.8% 1.166 0.2% 6.8%
GBP:CNY 8.574 0.1% 4.7% 8.574 0.1% 4.7%

CASH FLOW
POSITIVE FREE CASH FLOW AFTER INVESTMENT
JAGUAR
LAND ROVER
Period ended 31 March 2017
(millions) Quarter Full year
PBT 676 1,610
Add back D&A and other 504 1,855
Tax paid (90) (199)
Cash profit after tax 1,090 3,266
Total product and other investment (1,036) (3,438)
Working capital changes 750 467
Free cash flow (before financing) 804 295
Changes in debt 897 841
Finance expenses and fees (55) (150)
Dividends paid - (150)
Net change in cash & financial deposits 1,646 836
*For the 12 months period ended 31 March 2017 the 68m dividend received from the China JV is included

CHANGE IN PRESENTATION OF REALISED FX
QUALIFYING FX HEDGE GAINS/LOSSES IN REVENUE
JAGUAR
LAND ROVER
12 Months Ended 31 March
(millions) 2015 2016 2017
Revenues (prior basis) 21,866 22,208 25,659
Hedging gains/(losses) 240 78 (1,320)
Revenues (restated) 22,106 22,286 24,339
EBITDA 4,132 3,147 2,955
EBITDA Margin (prior basis) 18.9% 14.2% 11.5%
EBITDA Margin (restated) 18.7% 14.1% 12.1%
EBIT 3,075 1,793 1,458
EBIT Margin 13.9% 8.0% 6.0%